Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in Amendment No. 3 to this Registration Statement of Global Cash Access, Inc. and subsidiaries, (formerly Global Cash Access L.L.C. and subsidiaries), on Form S-4 of our report dated February 19, 2004, except for the first paragraph of Note 8, as to which the date is February 21, 2004 and for the second and third paragraphs of Note 8, as to which the date is August 23, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph on the Company’s adoption of Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

Las Vegas, Nevada

September 9, 2004